NEPTUNE
MARINE

82-34919

31 March 2006

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA

SUPPL

Dear Filing

NEPTUNE MARINE SERVICES LIMITED ASX ANNOUNCEMENTS

Please find attached March 2006 ASX announcements for Neptune Marine Services Limited. These documents relate to a submission by Neptune under Rule 12g3-2(b).

Yours sincerely
NEPTUNE MARINE SERVICES LTD

pp Clive Langley
Executive Director

dlw 4/13

RENOWNED ENERGY AUTHORITY JOINS NEPTUNE BOARD

PERTH, WA **WEDNESDAY 1 MARCH 2006**

One of Australia's foremost national energy advisors and a specialist on the North West Shelf, has been appointed as a Director to the Board of the country's only listed underwater welding and subsea services group, Neptune Marine Services Limited (NMS).

The appointment of Mr David Agostini to the Neptune Board comes as the Company is due to complete by next month (April), its strategic business plan encompassing a review of how best to commercialise its successful technology internationally, with a key target market being the oil and gas sector.

Highly experienced in working with Government, universities and research groups, Mr Agostini is currently:

- Adjunct Professor at the School of Oil & Gas Engineering, University of WA
- Chairs the School's industry advisory board
- Is Chair of the Industry Reference Group supporting the WA State Government in reforming Western Power in WA, and
- Holds a similar position with the advisory board of the Australian Resources Research Centre.

Mr Agostini is a member of the governing board of the WA Energy Research Alliance and was a member of the four-man panel chaired by Senator Warwick Parer which carried out the Australian Energy Markets Review for COAG over 12 months in 2002.

His professional career includes positions as General Manager of Woodside's North West Shelf interests, including the decision-making forum for marketing LNG into Asia; and is a former Woodside General Manager of Operations, covering the 3 Train LNG plant, domestic gas plant, North Rankin and Goodwin offshore platforms, the Cossack Pioneer floating production system and offshore drilling rigs.

Mr Agostini is also a former General Manager Gas for Woodside; and Deputy Strategy Manager for Shell in the Hague, covering downstream refining and LNG operations in the Americas, Africa and the Middle East.

"This is an exceptional appointment and comes at an important time for Neptune as we chart the Company's future and establish the growth initiatives that will expand the market for our unique subsea welding technology," Neptune's Managing Director, Mr Christian Lange, said today.

"The strategic business plan will provide the blueprint for reinventing Neptune into a major services and solutions provider, for the international petroleum, infrastructure, maritime and defence industries," Mr Lange said.

"Mr Agostini's considerable knowledge and contacts within the broader oil, gas and energy sectors will prove vital in helping Neptune achieve the growth objectives we expect to be outlined in the strategic business plan - to be finalised by the management team next month," Mr Lange said.

"Our technology and derivative opportunities provide a borderless domestic and international opportunity, and we have now strengthened our Board with the resources and management capabilities necessary to achieve the Company's potential."

The Perth-based company has already secured its first overseas contract, first oil and gas sector contract and won repeat business with the Royal Australian Navy

CONTACT:

Christian Lange
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

Kevin Skinner
Field Public Relations
(08) 8234 9555
0414 822 631

NEPTUNE
MARINE

3 March 2006

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

DIRECTORS' INTERESTS IN SECURITIES

Further to the.announcements regarding the appointments of Mr Christian Lange and Mr David Agostini to the Board of Neptune Marine Services Ltd, now attached are their respective *"Appendix 3X – Initial Director's Interest Notices"*.

Yours faithfully

Kim Hogg
Company Secretary

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a patented technology that allows permanent in-situ weld repairs to be carried out underwater. The technology has class society approval for use, and is currently being commercialised globally.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Neptune Marine Services Ltd
ABN	76 105 665 843

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Christian M. Lange
Date of appointment	28 February 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
4,000 ordinary fully paid shares.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil.	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Engagement terms of Mr Lange's appointment include the grant of 1,000,000 unlisted options, subject to shareholder approval being obtained.
Nature of interest	The options will be granted to Mr Lange or his nominee.
Name of registered holder (if issued securities)	Not applicable – the grant of options is subject to shareholder approval.
No. and class of securities to which interest relates	1,000,000 options exercisable at $0.53 each and expiring on 28 February 2016.

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Neptune Marine Services Ltd
ABN	76 105 665 843

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Agostini
Date of appointment	28 February 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil.	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Engagement terms of Mr Agostini's appointment include the grant of 200,000 unlisted options, subject to shareholder approval being obtained.
Nature of interest	The options will be granted to Mr Agostini or his nominee.
Name of registered holder (if issued securities)	Not applicable – the grant of options is subject to shareholder approval.
No. and class of securities to which interest relates	200,000 options exercisable at $0.57 each and expiring on 28 February 2011.

+ See chapter 19 for defined terms.

NEPTUNE
MARINE

14 March 2006

Companies Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2000

Dear Sir,

INTERIM FINANCIAL REPORT

Please find attached the following documents:

- Letter to Shareholders;
- ASX Appendix 4D – Half-Year Report for the half year ended 31 December 2005; and
- 2005/06 Half-Year Financial Report for the half year ended 31 December 2005.

Yours sincerely,

Kim Hogg
Company Secretary

att.

14 March 2006

Dear Shareholders

The six month period under review has achieved two strategic objectives for your Company – contract breakthrough and development in all initial target markets for our subsea welding technology and associated services, and through that, the impetus to forge ahead with a revitalized company overview in the opening quarter of calendar 2006, to set the pace and agenda for our growth over the next 12-24 months.

First half contract successes delivered the sufficient level of confidence needed by Directors to now mobilize more rapidly, the international commercial rollout of our technology and its increasing range of derivatives.

This is expected to be reflected in the short-term in higher value contracts and increasingly, over a widening portfolio of clients which themselves hold strategic market stakes in their sector.

The impetus is already being reflected by the recent appointments of a new Managing Director, Christian Lange, and new Director, David Agostini – both bringing high level engineering, energy sector and contract negotiation and project marketing skills to your Company's management ranks.

The Company is now looking to build on the contract breakthroughs of the period under review, which have included our first hull painting contract (initially with the Royal Australian Navy); a fuel line repair contract in the Cocos Islands (our first contract in the downstream oil and gas sector); further marina gate repair work at Cullen Bay Marina in Darwin; and support from the Federal Government for your Company's research and development initiatives, in the form of a $2 million grant.

The period also was marked by the highest verification possible within the US maritime sector for our sub-sea technology; our certification in Australia as a Quality Assured Company to the ISO 9001:2000 standard; and agreement with the WA Water Corporation to conduct a series of water pipe trials commencing 1Q 2006 within the Perth metropolitan area.

Yours sincerely
NEPTUNE MARINE SERVICES

Clive Langley
Executive Director

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843
Level 16 140 St Georges Terrace Perth WA 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au

Appendix 4D

Half year Report
to the Australian Stock Exchange

Part 1

Name of Entity	Neptune Marine Services Limited
ABN	76 105 665 843
Half Year Ended	31 December 2005
Previous Corresponding Reporting Period	31 December 2004

Part 2 – Results for Announcement to the Market

	$'000	**Percentage increase/ (decrease) over previous corresponding period**
Revenue from ordinary activities	1,065	127%
Loss from ordinary activities after tax attributable to members	(1,009)	279%
Net loss attributable to members	(1,009)	279%

Dividends (distributions)	**Amount per security**	**Franked amount per security**
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer Part 4 for commentary on the results for the half year.

Part 3 – Contents of ASX Appendix 4D

Section	Contents
Part 1	Details of entity, reporting period
Part 2	Results for announcement to the market
Part 3	Contents of ASX Appendix 4D
Part 4	Commentary on results
Part 5	Details relating to dividends
Part 6	Net tangible assets per security
Part 7	Details of entities over which control has been gained or lost
Part 8	Details of associates and joint venture entities
Part 9	Information on audit or review

Part 4 – Commentary on Results (Cont'd)

$2m Federal grant awarded

The Company is well progressed on now developing its technology to operate in deeper waters as opposed to the shallower waters of Asia, after securing during the period under review, a $2 million Commonwealth Government grant to assist the international commercialisation of the weld housing. The funds were provided under the *Commercial Ready* program and are a quantum leap forward for Neptune in achieving overseas contract growth benchmarks on a nearer, rather than longer-term basis. Key outcomes from this research, which includes the use of more exotic materials (stainless steel variants for example) at depth, are expected to establish new cornerstone revenue drivers for the Company. The Cocos Island job and recent painting project are examples of the continuous R&D focus.

Category winner in 2005 WA Premier's Awards for Excellence

Neptune Marine was awarded the Innovation Excellence Award at the 2005 WA Premier's Awards for Excellence, one of 14 categories in the annual Western Australian Industry and Export Awards. The Award recognised that the Company's weld technology has Australian and international marine industry potential.

Gained Quality Assurance to ISO 9001:2000

As of December 2005, the Company's quality management system has been certified to the Quality Management System Standard ISO 9001:2000 through Det Norske Veritas. This certification is valid for the repair of structures, vessels, marine craft and subsea assets including the provision of in-situ underwater dry welding services. The Company sees this as a major achievement as many of the major oil and gas companies consider ISO 9001:2000 certification as a pre-requisite for their preferred suppliers.

Board and Management Changes

During the period Neptune made several key Board and Management changes:

- The Company appointed a new Managing Director, Mr Christian Lange in February 2006;
- Mr Andrew Harrison resigned from the Board in February 2006; and
- Mr David Agostini was subsequently appointed to the Board.

Future Direction

The Company is presently developing its 3-year Strategic Business Plan. This is due to be completed by the end of March 2006, and will provide the blueprint for evolving the Company into a major subsea services and solutions provider, for the international petroleum, infrastructure, maritime and defence industries.

Part 5 – Details Relating to Dividends

Date the dividend is payable	**Not Applicable**
Record date to determine entitlement to the dividend	-
Amount per security	-
Total dividend	-
Amount per security of foreign sourced dividend or distribution	-
Details of any dividend reinvestment plans in operation	-
The last date for receipt of an election notice for participation in any dividend reinvestment plans	-

NEPTUNE MARINE SERVICES LIMITED

ABN 76 105 665 843

2005/2006 HALF-YEAR FINANCIAL REPORT

The directors present their report together with the consolidated financial report for the half-year ended 31 December 2005 and the auditors' review report thereon:

1. Directors

The directors of the Company during the half-year and up to the date of this report are:

Name	*Period of directorship*
Mr Clive Langley *Executive Director*	Director since 12 September 2003
Mr Christian Lange *Managing Director*	Appointed 28 February 2006
Ms Cathryn Curtin *Non-executive Director*	Director since 25 November 2003
Mr David Agostini *Non-executive Director*	Appointed 28 February 2006
Mr Andrew Harrison *Non-executive Director*	Appointed 8 October 2003; resigned 21 February 2006
Ms Samantha Tough *Non-executive Director*	Appointed 27 April 2005; resigned 19 July 2005

2. Results

The loss of the consolidated entity for the half-year was $1,009,226 (2004: $266,126) after income tax of nil (2004: nil).

3. Review of Activities

Financial

A summary of consolidated revenue and results for the half-year is set out below:

	2005 $'000	2004 $'000
Revenue from rendering of services	906.8	421.9
Other revenue	158.5	47.6
Total revenue	1,065.3	469.5
Expenses from operating activities		
Cost of sales	(704.5)	(208.4)
Marketing expenses	(137.4)	(130.0)
Technical expenses	(244.7)	(73.8)
Administrative expenses	(953.4)	(323.4)
Share-based payments	(34.5)	
Loss before income tax	(1,009.2)	(266.1)
Income tax expense	-	-
Net loss after income tax expense	(1,009.2)	(266.1)

During the 6 months to 31 Dec 2005, Neptune continued to invest heavily in the global expansion of its operations and development of the Company's subsea welding technology. After allowing for one-off expense items, Operating and Corporate costs were in line with the 6 month period to 30 June 2005.

Total revenue for the period of $1,065.3K was 127% higher than the corresponding period, primarily relating to work completed on the Cullen Bay project.

The Company's balance sheet remains strong with cash reserves of $1.38M at 31 Dec 2005.

Board and Management Changes

During the period Neptune made several key Board and Management changes:

- The Company appointed a new Managing Director, Mr Christian Lange in February 2006;
- Mr Andrew Harrison resigned from the Board in February 2006; and
- Mr David Agostini was subsequently appointed to the Board.

Future Direction

The Company is presently developing its 3-year Strategic Business Plan. This is due to be completed by the end of March 2006, and will provide the blueprint for evolving the Company into a major subsea services and solutions provider, for the international petroleum, infrastructure, maritime and defence industries.

4. Auditor's independence declaration under Section 307C of the Corporations Act 2001

The auditor's declaration is set out on page 4 and forms part of the directors' report for the half-year ended 31 December 2005.

Dated at Perth, Western Australia, this 13th day of March 2006.

Signed in accordance with a resolution of the directors:

Clive Langley
Executive Director

STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

13 March 2006

Board of Directors
Neptune Marine Services Limited
Level 16
140 St Georges Terrace
PERTH WA 6000

Dear Directors

RE: NEPTUNE MARINE SERVICES LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Neptune Marine Services Limited.

As Audit Partner for the review of the financial statements of Neptune Marine Services Limited for the half year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely
STANTON PARTNERS

John Van Dieren
Partner

CONSOLIDATED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Note	2005 $	2004 $
Revenue from rendering of services		906,777	421,917
Other revenue		158,490	47,634
Total revenue		1,065,267	469,551
Expenses from operating activities			
Cost of sales		(704,529)	(208,406)
Marketing expenses		(137,395)	(130,046)
Technical expenses		(244,670)	(73,787)
Administrative expenses		(953,429)	(323,438)
Share-based payments		(34,470)	-
Loss before income tax		(1,009,226)	(266,126)
Income tax expense		-	-
Net loss after income tax expense		(1,009,226)	(266,126)
Basic loss (cents/per share)		(3.14 cents)	(0.9 cents)

Diluted earnings per share does not represent an inferior view of the Company's performance and is not disclosed for this reason.

The income statement is to be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2005

	Note	31 December 2005 $	30 June 2005 $
CURRENT ASSETS			
Cash and cash equivalents		1,379,221	2,539,378
Trade and other receivables		683,628	64,408
Other		81,496	8,719
Total Current Assets		2,144,345	2,612,505
NON CURRENT ASSETS			
Trade and other receivables		108,570	108,570
Property, plant and equipment		149,520	101,440
Total Non Current Assets		258,090	210,010
TOTAL ASSETS		2,402,435	2,822,515
CURRENT LIABILITIES			
Payables		614,954	178,132
Interest-bearing liabilities		87,354	7,994
Provisions		23,696	20,785
Total Current Liabilities		726,004	206,911
NON CURRENT LIABILITIES			
Interest-bearing liabilities		61,494	27,328
Total Non Current Liabilities		61,494	27,328
TOTAL LIABILITIES		787,498	234,239
NET ASSETS		**1,614,937**	**2,588,276**
EQUITY			
Issued capital	2	4,083,705	4,082,505
Reserves		588,778	554,091
Accumulated losses		(3,057,546)	(2,048,320)
TOTAL EQUITY		**1,614,937**	**2,588,276**

The balance sheet is to be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

Consolidated	Issued Capital $	Reserves $	Accumulated Losses $	Total $
Balance as at 1 July 2005	4,082,505	554,091	(2,048,320)	2,588,276
Currency translation differences	-	217	-	217
Total income and expense for period recognised directly in equity	4,082,505	554,308	(2,048,320)	2,588,493
Loss for the period	-	-	(1,009,226)	(1,009,226)
Total income/ expense for the period	4,082,505	554,308	(3,057,546)	1,579,267
Exercise of options	1,200	-	-	1,200
Cost of share-based payments	-	34,470	-	34,470
Balance as at 31 December 2005	4,083,705	588,778	(3,057,546)	1,614,937

Consolidated	Issued Capital $	Reserves $	Accumulated Losses $	Total $
Balance as at 1 July 2004	2,496,755	-	(492,170)	2,004,585
Currency translation differences	-	-	-	-
Total income and expense for period recognised directly in equity	-	-	(492,170)	2,004,585
Loss for the period	-	-	(266,126)	(266,126)
Total income/ expense for the period	-	-	(758,296)	1,738,459
Exercise of options	7,500	-	-	7,500
Transaction costs from issue of shares	1,500	-	-	1,500
Cost of share-based payments	-	-	-	-
Balance as at 31 December 2004	2,505,755	-	(758,296)	1,747,459

The statement of changes in equity is to be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	2005 $	2004 $
Cash flows used in operating activities		
Cash receipts in the course of operations	460,066	414,344
Cash payments in the course of operations	(1,725,671)	(744,190)
Interest received	56,541	46,128
Borrowing costs paid	(6,160)	-
Net cash used in operating activities	**(1,215,224)**	**(283,718)**
Cash flows used in investing activities		
Payments for plant and equipment	(63,006)	(11,490)
Proceeds from sale of plant and equipment	3,285	-
Net cash used in investing activities	**(59,721)**	**(11,490)**
Cash flows from financing activities		
Proceeds from issue of shares	1,200	7,500
Transaction costs from issue of shares	-	1,500
Proceeds from borrowings	188,156	-
Repayment of borrowings	(74,568)	-
Net cash provided by financing activities	**114,788**	**9,000**
NET DECREASE IN CASH HELD	**(1,160,157)**	**(286,208)**
Cash and cash equivalents at the beginning of the half-year	2,539,378	1,983,188
Cash and cash equivalents at the end of the half-year	**1,379,221**	**1,696,980**

The statement of cash flows is to be read in conjunction with the accompanying notes.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(i) Basis of preparation of half-year financial report

The half-year financial report is a general-purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB 134 *Interim Financial Reporting*, and other mandatory professional reporting requirements.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report. It should be read in conjunction with the 30 June 2005 Annual Financial Report, which was prepared based on Australian Accounting Standards applicable before 1 January 2005, and any public announcements made by the Company during the half-year in accordance with continuous disclosure obligations arising under the *Corporations Act 2001*.

This half-year financial report is the first Neptune Marine Services Limited interim financial report to be prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS). AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing the report. Up until 30 June 2005, the Company prepared its financial statements in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differ in certain respects from AIFRS. When preparing the Neptune Marine Services Ltd financial report for the half-year ended 31 December 2005, certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements have been adjusted to comply with AIFRS. Comparative figures have been restated to reflect these adjustments. Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net loss are given in Note 1(iii).

These financial statements have been prepared on the basis of historical costs and except where stated do not take into account changing money values or current valuations of non-current assets.

The following is a summary of the material accounting policies adopted by the consolidated entity in preparing the financial report. The accounting policies have been applied consistently throughout the consolidated entity for the purposes of this interim financial report.

(a) Principles of consolidation

The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases.

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(b) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Revenue from the sale of goods is recognised upon delivery of goods to customers. Revenue from the rendering of a service is recognised upon the delivery of the service to the customer.

Licence fee revenue is recognised on an accruals basis when the Group has the right to receive payment under the relevant agreement and has performed its obligations.

Interest income is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Government grants are recognised at fair value where there is a reasonable assurance that the grant will be received and all grant conditions will be met.

(c) Foreign currency

Both the functional and presentation currency of Neptune Marine Services Limited is Australian dollars (A$). The functional currency of the overseas subsidiary (Neptune Marine Europe ApS) is Danish Krone.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rate of exchange ruling at the balance sheet date.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(c) Foreign currency (cont'd)

All differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date the assets and liabilities of the overseas subsidiary are translated into the presentation currency of Neptune Marine Services Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at average exchange rates for the period. The exchange differences arising on the re-translation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(d) Borrowing costs

Borrowing costs include interest and finance charges in respect of finance leases, and are expensed as incurred.

(e) Income tax

Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Neptune Marine Services Limited and its subsidiary have unused tax losses. However, no deferred tax balances have been recognised, as it is considered that asset recognition criteria have not been met at this time.

(f) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation (see below) and any impairment in value (see accounting policy (g)).

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the receoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets' employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

Depreciation

The depreciable amount of all fixed assets, including capitalised lease assets, is depreciated on a straight-line basis over the estimated useful lives of the assets, commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The following estimated useful lives are used in the calculation of depreciation:

Computer equipment	1 to 3 years
Plant and furniture	3 to 5 years
Vehicles	5 years
Leasehold improvements	3 to 5 years

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(f) Property, Plant and Equipment (cont'd)

The assets' residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date. Gains and losses on disposal are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

(g) Impairment

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the greater of an asset's fair value less costs to sell and value in use.

(h) Trade and other receivables

Trade receivables are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(i) Intangible Assets

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised, but is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development.

The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (g)).

Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation and impairment losses (see accounting policy (g)). Expenditure on internally generated goodwill and brands is recognised in profit or loss as an expense as incurred.

(j) Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as held for trading and available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.

Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(k) Leased assets

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(l) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials - purchase cost on a first-in, first-out basis;
- finished goods and work-in-progress - cost of direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(m) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company. Trade accounts payable are normally settled within 60 days.

(n) Employee benefits

Wages, salaries, annual leave and non-monetary benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, and other employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of other employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Share-based payment transactions

An expense is recognised for all equity-based remuneration, including shares and options issued to employees and directors. The fair value of securities granted is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The fair value of options granted is measured using a generally accepted valuation model, taking into account the terms and conditions upon which the options were granted.

(ii) AASB 1 Transitional exemptions

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* as follows:

Share-based payment transactions

AASB 2 *Share-Based Payments* is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(iii) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ('AGAAP') are illustrated below.

(a) Reconciliation of equity as presented under AIFRS to that under AGAAP

		Consolidated		
	Note	30 June 2005 $	31 Dec 2004 $	1 July 2004 $
Total equity under AGAAP		2,588,276	1,747,459	2,004,585
Adjustments to accumulated losses				
Recognition of share-based payment expense	(1)	(554,091)	-	-
Adjustments to reserves				
Recognition of share-based payment expense	(1)	554,091	-	-
Total equity under AIFRS		2,588,276	1,747,459	2,004,585

(1) Share-based payment costs are charged to the income statement under AASB 2 *Share-based Payments*, but not under AGAAP. During the year ended 30 June 2005, employees were granted options for which an expense has been recognised.

(b) Reconciliation of losses as presented under AIFRS to that under AGAAP

	Consolidated	
	30 June 2005 $	31 Dec 2004 $
Net loss for the period under AGAAP	(1,002,059)	(266,126)
Recognition of share-based payment expense (see (1) above)	(554,091)	-
Net loss for the period under AIFRS	(1,556,150)	(266,126)

(c) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

2. ISSUED CAPITAL	31 December 2005 $	30 June 2005 $
Issued and Paid-Up Capital		
32,130,501 (June 2005: 32,124,501) ordinary shares, fully paid	4,083,705	4,082,505

The following movements in share capital occurred during the period:

	Number of Ordinary Fully Paid Shares	Issued Capital $
Balance 1 July 2005	32,124,501	4,082,505
• Exercise of listed options in December 2005	6,000	1,200
Balance 31 December 2005	32,130,501	4,083,705

Options

The following options to subscribe for ordinary fully paid shares were exercised during the half-year:

- 6,000 options exercisable at $0.20 each on or before 31 December 2010.

The following options to subscribe for ordinary fully paid shares were granted during the half-year:

- 200,000 options exercisable at $0.432 each on or before 19 December 2010.

The following options to subscribe for ordinary fully paid shares lapsed during the half-year:

- 200,000 options exercisable at $0.72 each on or before 31 January 2010;
- 200,000 options exercisable at $1.02 each on or before 11 April 2010; and
- 50,000 options exercisable at $1.17 each on or before 30 May 2010.

The following options to subscribe for ordinary fully paid shares are outstanding as at balance date:

- 24,009,875 options exercisable at $0.20 each on or before 31 December 2010;
- 2,200,000 options exercisable at $0.25 each on or before 30 June 2006;
- 200,000 options exercisable at $1.17 each on or before 30 May 2010; and
- 200,000 options exercisable at $0.432 each on or before 19 December 2010.

3. SEGMENT REPORTING

Segment revenues and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Company is the owner of the Neptune Dry Underwater Welding System, a technology that allows permanent in-situ weld repairs to be carried out underwater.

Geographical Segments

2005

	Revenue $	Loss $
Australia	1,014,183	(1,059,987)
Europe	-	(323)
Unallocated	51,084	51,084
Consolidated	**1,065,267**	**(1,009,226)**

2004

	Revenue $	Loss $
Australia	421,917	(313,072)
Europe	-	(688)
Unallocated	47,634	47,634
Consolidated	**469,551**	**(266,126)**

4. EARNINGS PER SHARE

Basic loss per share

The calculation of basic earnings per share for the six months ended 31 December 2005 was based on the loss attributable to ordinary shareholders of $1,009,226 (six months ended 31 December 2004: $266,126) and a weighted average number of ordinary shares outstanding during the six months ended 31 December 2005 of 32,125,316 (six months ended 31 December 2004: 29,218,973).

5. CONTINGENT LIABILITIES

There has been no change in contingent liabilities since the last annual reporting date.

6. EVENTS SUBSEQUENT TO REPORTING DATE

On 21 February 2006, the Company issued 1,900,000 ordinary fully paid shares at an issue price of 25 cents per share upon the conversion of unlisted options. The financial effect of this transaction has not been brought to account in the financial statements for the half-year ended 31 December 2005.

On 7 February 2006, the Company granted 100,000 options, exercisable at $0.59 each on or before 7 February 2011, to an employee under the terms and conditions of the Neptune Marine Services Limited Incentive Option Scheme

On 28 February 2006, Mr C Lange was appointed as Managing Director of the Company, and Mr D Agostini was appointed as a non-executive director.

On 21 February 2006, Mr A Harrison resigned as a director of the Company.

NEPTUNE MARINE

DIRECTORS' DECLARATION

In the opinion of the directors of Neptune Marine Services Limited ("the Company"):

1. the financial statements and notes set out on pages 5 to 15 are in accordance with the Corporations Act 2001, including:

    (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2005 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

    (b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth, Western Australia, this 13th day of March 2006

Signed in accordance with a resolution of the Directors:

Clive Langley
Executive Director

Our review has been conducted in accordance with Australian Auditing and Assurance Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the Company, and have met the independence requirements of Australian ethical pronouncements and the Corporations Act 2001. We have given the directors of the Company a written Auditor's Independence Declaration.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Neptune Marine Services Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

STANTON PARTNERS

J P Van Dieren
Partner

West Perth, Western Australia
13 March 2006

NEPTUNE
MARINE

Media Release **21 March 2006**

Bahamian ship repair project confirms potential for Neptune's underwater welding technology

Neptune Marine Services Limited's underwater dry weld system has been chosen to repair a fully-laden 20,000 tonne cargo ship at Port Kembla, New South Wales.

The vessel, owned by a Bahamian company, was due to leave Port Kembla for Wellington, New Zealand and the United States when defects to the hull were revealed in a scheduled UW hull survey. Temporary wet weld repairs were considered inappropriate due to the extent of structural defects, and the owners were reluctant to incur the cost and delay of unloading and dry-docking the vessel.

Neptune's underwater dry weld system offered a permanent solution, enabling the repairs to be carried out in situ, with the vessel fully laden and minimal impact on its operational schedule. The Class Society, Bureau Veritas, had previously certified the Neptune system to repair the hull of a Royal Australian Navy vessel, and consequently approved the system's use as a definitive repair. The repair is being undertaken this week and the vessel is expected to leave Port Kembla within 7 days of Neptune being first mobilized.

'The owner's decision to use Neptune's underwater dry weld system demonstrates the system's substantial advantages over alternative repair methods', said Mr Christian Lange, managing director of Neptune Marine Services. 'Neptune is the only company approved by major class societies to make permanent dry weld repairs in any wet environment. Our system is able to repair ships, oil rigs, pipelines, jetties, dams and other underwater assets without lengthy delays and expensive alternatives such as hyperbaric chambers or dry docking.'

This Neptune project to repair the Bahamian vessel is the company's largest single ship project to date and follows recent projects including the repair of Royal Australian Navy vessels, Cullen Bay Marina lock gates in Darwin and a stainless steel fuel line in the Cocos Islands.

Neptune Marine Services project manages and delivers quality sub sea maintenance services to the Oil and Gas and Maritime industries.

Our flagship technology delivers long lasting, high quality in situ repairs to platforms, pipelines, vessels and marine infrastructure while minimising operational downtime through the only permanent, dry quality welding solution in a non-hyperbaric underwater environment.

MEDIA CONTACTS:

Christian Lange
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

NEPTUNE MARINE

27 March 2006

Companies Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2000

Dear Sir,

NOTICE OF GENERAL MEETING

In accordance with Listing Rule 15.2 please find attached a Notice of General Meeting which was despatched to shareholders.

Yours sincerely,

Kim Hogg
Company Secretary

att.

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843
Level 16 140 St Georges Terrace, Perth, WA, 6000 **ph:** + (618) 9226 5722 **fax:** + (618) 9226 0354 www.neptuneunderwaterwelding.com.au

NEPTUNE MARINE

ACN 105 665 843

NOTICE OF GENERAL MEETING

EXPLANATORY MEMORANDUM

PROXY FORM

Date of Meeting

Wednesday, 26 April 2006

Time of Meeting

2:30 pm (WST)

Place of Meeting

Level 19
140 St George's Terrace
Perth, Western Australia

NOTICE OF GENERAL MEETING

A General Meeting of Neptune Marine Services Limited is to be held on Wednesday, 26 April 2006 at Level 19, 140 St George's Terrace, Perth, WA, commencing at 2:30 pm.

The Explanatory Statement that accompanies and forms part of this Notice describes the matters to be considered at this meeting.

AGENDA

BUSINESS

Resolution 1 - Issue of Options to Mr Christian Lange

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

> *"Pursuant to section 208 of the Corporations Act 2001 and Listing Rule 10.11 of the ASX Listing Rules, the Company approve and authorise the issue of 1,000,000 options for free to Mr Christian Lange, a Director of the Company, or his nominee, on the terms and conditions set out in Annexure A attached to the Explanatory Memorandum accompanying this Notice."*

Short Explanation: The options are proposed to be issued to Mr Christian Lange pursuant to an Executive Service Agreement between the Company and Mr Lange. Mr Lange is an executive director of the Company and is therefore a related party for the purposes of the Corporations Act. Shareholder approval is required for the proposed grant of options. Please refer to the Explanatory Memorandum for details.

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Mr Lange and by any associate of Mr Lange. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2 - Issue of Options to Mr Michael David Agostini

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

> *"Pursuant to section 208 of the Corporations Act 2001 and Listing Rule 10.11 of the ASX Listing Rules, the Company approve and authorise the issue of 200,000 options for free to Mr Michael David Agostini, a Director of the Company, or his nominee, on the terms and conditions set out in Annexure B attached to the Explanatory Memorandum accompanying this Notice."*

Short Explanation: The options are proposed to be issued to Mr Michael David Agostini. Mr Agostini is a director of the Company and is therefore a related party for the purposes of the Corporations Act. Shareholder approval is required for the proposed grant of options. Please refer to the Explanatory Memorandum for details.

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Mr Agostini and by any associate of Mr Agostini. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

DATED THIS 24th DAY OF MARCH 2006
BY ORDER OF THE BOARD

Kim Hogg
Company Secretary

NOTES:

1. A member of the Company entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote on behalf of that member.
2. A proxy need not be a member of the Company, but must be a natural person (not a corporation).
3. A proxy may be appointed by reference to an office held by the proxy (eg "the Company Secretary").
4. Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the member's voting rights. If no such proportion is specified, each proxy may exercise half of the member's votes.
5. A proxy form is enclosed. A separate form must be used for each proxy. An additional form can be obtained by writing to the Company Secretary at PO Box 8210, Subiaco East, Western Australia 6008. Alternatively, you may photocopy the enclosed form.
6. To be effective, a duly completed proxy form and (where applicable) any power of attorney under which it is signed or a certified copy of the power of attorney must be received by the Company at its registered office or the address or fax number set out below, not less than 48 hours before the time for commencement of the meeting. Please send by post to PO Box 8210, Subiaco East, Western Australia 6008 or by fax to (61-8) 9382 1322.
7. For corporate members incorporated in Australia, the Company will accept proxy appointments by the corporate member executed in accordance with section 127(1) (not under seal), section 127(2) (under seal) of the Corporations Act 2001, or under the hand of a duly authorised officer or attorney. Where an Australian proprietary company does not have a company secretary (as is permitted by section 204A of the Corporations Act 2001) the Company will also accept a proxy appointment by the sole director of that proprietary company.
8. For the purpose of determining the voting entitlements at the meeting, the directors have determined that shares in the Company will be taken to be held by the registered holders of those shares at 5:00pm (WST) on Monday, 24 April 2006.
9. The Explanatory Memorandum attached to this Notice forms part of this Notice.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared to provide Shareholders with material information to enable them to make an informed decision on the business to be conducted at the General Meeting of Neptune Marine Services Limited ("Company").

The Directors recommend shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolutions.

RESOLUTION 1 - ISSUE OF OPTIONS TO MR CHRISTIAN LANGE, A DIRECTOR OF THE COMPANY

Shareholder approval is being sought in Resolution 1 to issue 1,000,000 options to Mr Christian Lange, a Director of the Company, or his nominee, for free. Each option is exercisable by the payment of $0.53 on or before 28 February 2016. The terms and conditions of the options to be issued to Mr Lange are set out in Annexure A to this Explanatory Statement ('A' Options).

Mr Lange is a former international Vice President for the global oilfield services group, Schlumberger Limited. In a 16-year career with Schlumberger, Mr Lange held a range of senior executive positions responsible for operations, capital markets, marketing, business strategy and general management. He was responsible for the group's key capital markets, merger and acquisitions advice and investor relations.

Mr Lange is also a former Managing Director and Chief Executive Officer of the minerals-based manufacturing and distribution company, SDS Corporation Limited, successfully executing that Company's restructuring and turnaround strategy. He has also held senior management positions in operations, marketing and business strategy for the Middle East, North Africa and South America.

Reasons for issuing 1,000,000 options to Mr Lange

The issue of options is designed to encourage the recipient to have a greater involvement in the achievement of the Company's objectives and to provide an incentive to strive to that end by participating in the future growth and prosperity of the Company through share ownership.

The qualifications and experience of Mr Lange are noted above and the other Directors believe he has added, and will continue to add, considerable value to the Company.

Under the Company's current circumstances, the Directors who do not have an interest in the outcome of the resolution consider that the incentives to Mr Lange, represented by the issue of the 'A' Options, are a cost effective and efficient reward and incentive, as opposed to alternative forms of incentive, such as the payment of cash compensation. Those Directors are of the view that it is far better for Mr Lange to be compensated by way of securities in the Company, rather than by way of additional cash payments.

The number of 'A'Options to be issued to Mr Lange has been determined based upon a consideration of:

- **The remuneration of the Directors**: - The Directors wish to ensure that the remuneration offered is competitive with market standards and, where appropriate, based upon performance hurdles.
- **Services to the Company**: - Having regard to Mr Lange's extensive qualifications and experience, the Board considers that the issue of 'A' Options constitutes valid consideration for services to be provided to the Company by him. Mr Lange was appointed as a Director on 28 February 2006.
- **Incentive**: - The proposed number of 'A' Options to be issued is deemed by the Directors to be an incentive to Mr Lange, to ensure the continuity of service of directors who have extensive knowledge of the Company, its business activities and assets and the industry in which it operates, and to secure Mr Lange's ongoing commitment and dedication to the continued growth of the Company.

The Directors have determined the exercise price in light of the recent price of Shares in the Company. In this regard, in the 12 month period before the date of this Notice of Meeting, the highest price of Shares was $1.34 on 27 April 2005 and the lowest price was $0.39 on 21 December 2005. The latest available closing price prior to the date of the Notice of Meeting was $0.525 on 23 March 2006. In respect of the 1,000,000 'A' Options to be issued to Mr Lange, the exercise price of $0.53 is 5 cents above the weighted average closing share price on ASX over the 5 trading days to 23 January 2006, the date on which the offer of employment was made to Mr Lange and agreed to be used for the purpose of determining the options' exercise price.

In the event the 'A' Options are exercised, the amount of $530,000 will need to be paid to the Company by Mr Lange.

RESOLUTION 2 - ISSUE OF OPTIONS TO MR MICHAEL DAVID AGOSTINI, A DIRECTOR OF THE COMPANY

Shareholder approval is being sought in Resolution 2 to issue 200,000 options to Mr Michael David Agostini, a Director of the Company, or his nominee, for free. Each option is exercisable by the payment of $0.57 on or before 28 February 2011. The terms and conditions of the options to be issued to Mr Agostini are set out in Annexure B to this Explanatory Statement ('B' Options).

Mr Agostini is one of Australia's foremost national energy advisors and a specialist on the North West Shelf. Highly experienced in working with Government, universities and research groups, Mr Agostini is currently:

- Adjunct Professor at the School of Oil & Gas Engineering, University of WA
- Chairs the School's industry advisory board
- Is Chair of the Industry Reference Group supporting the WA State Government in reforming Western Power in WA, and
- Holds a similar position with the advisory board of the Australian Resources Research Centre.

Mr Agostini is a member of the governing board of the WA Energy Research Alliance and was a member of the four-man panel chaired by Senator Warwick Parer which carried out the Australian Energy Markets Review for COAG over 12 months in 2002.

His professional career includes positions as General Manager of Woodside's North West Shelf interests, including the decision-making forum for marketing LNG into Asia; and is a former Woodside General Manager of Operations, covering the 3 Train LNG plant, domestic gas plant, North Rankin and Goodwin offshore platforms, the Cossack Pioneer floating production system and offshore drilling rigs.

Mr Agostini is also a former General Manager Gas for Woodside; and Deputy Strategy Manager for Shell in the Hague, covering downstream refining and LNG operations in the Americas, Africa and the Middle East.

Reasons for issuing 200,000 options to Mr Agostini

The issue of options is designed to encourage the recipient to have a greater involvement in the achievement of the Company's objectives and to provide an incentive to strive to that end by participating in the future growth and prosperity of the Company through share ownership.

The qualifications and experience of Mr Agostini are noted above and the other Directors believe his appointment will add considerable value to the Company.

Under the Company's current circumstances, the Directors not having an interest in the outcome of the resolution consider that the incentive to Mr Agostini, represented by the issue of these 'B' Options, are a cost effective and efficient reward and incentive, as opposed to alternative forms of incentive, such as the payment of cash compensation. Those Directors are of the view that it is better for Mr Agostini to be compensated by way of securities in the Company, rather than by way of additional cash payments.

The number of 'B' Options to be issued to Mr Agostini has been determined based upon a consideration of:

- **The remuneration of the Directors:** - The Directors wish to ensure that the remuneration offered to Mr Agostini as a non-executive director is competitive with market standards as well as providing incentive to pursue longer term success for the Company. The Directors consider the grant of the proposed number of 'B' Options to be in line with market standards.

- **Services to the Company:** - Having regard to Mr Agostini's extensive qualifications and experience, the Board considers that the issue of options constitutes valid consideration for services to the Company by him. Mr Agostini was appointed as a Director on 28 February 2006.

- **Incentive:** - The proposed number of 'B' Options to be issued is considered by the Directors to be an incentive to Mr Agostini to secure his ongoing commitment and dedication to the continued growth of the Company.

The Directors have determined the exercise price in light of the recent price of Shares in the Company. In this regard, in the 12 month period before the date of this Notice of Meeting, the highest price of Shares was $1.34 on 27 April 2005 and the lowest price was $0.39 on 21 December 2005. The latest available closing price prior to the date of the Notice of Meeting was $0.525 on 23 March 2006. In respect of the 200,000 'B' Options to be issued to Mr Agostini, the exercise price of $0.57 is the weighted average closing share price on ASX over the 5 trading days preceding the director's date of appointment.

In the event the 'B' Options are exercised, the amount of $114,000 will need to be paid to the Company by Mr Agostini.

RELATED PARTY TRANSACTIONS GENERALLY

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the public company unless either:

1. the giving of the financial benefit falls within one of the nominated exceptions to the provision; or
2. prior shareholder approval is obtained to the giving of the financial benefit.

Related Party Transactions

It is the view of the Directors that the exceptions under the Corporations Act to the provision of a financial benefit to a related party may not apply in the current circumstances. Accordingly, shareholder approval pursuant to Chapter 2E of the Corporations Act is required for the issue of options to Mr Lange and Mr Agostini.

For the purposes of Chapter 2E of the Corporations Act the following information is provided.

The related party to whom the proposed resolution would permit the financial benefit to be given

The options will be issued to Mr Christian Lange and Mr Michael David Agostini, or their nominated parties.

The nature of the financial benefit

The proposed financial benefit is:

(a) the issue to Mr Lange of 1,000,000 'A' Options, for no issue price; and

(b) the issue to Mr Agostini of 200,000 'B' Options, for no issue price.

Directors' recommendation

For the reasons noted above, the Directors wish to make the following recommendations about Resolutions 1 and 2:

(i) ***Resolution 1:***

Director	Recommendation
Clive Langley Cathryn Curtin Michael David Agostini	The Directors, who do not have a material personal interest in the outcome of Resolution 1, recommend shareholders vote in favour of Resolution 1, as the 'A' Options are considered by the Directors to provide a cost effective means of giving an incentive to Mr Lange to advance the Company's interests in accordance with the directions given from time to time by the Board of Directors.
Christian Lange	Mr Christian Lange declined to make a recommendation about Resolution 1 as he has a material personal interest in the outcome of that particular resolution as it relates to the proposed issue of 'A' Options to him individually.

(ii) *Resolution 2:*

Directors	Recommendation
Clive Langley Cathryn Curtin Christian Lange	The Directors, who do not have a material personal interest in the outcome of Resolution 2, recommend shareholders vote in favour of Resolution 2, as the 'B' Options are considered by the Directors to provide a cost effective means of giving an incentive to Mr Agostini to advance the Company's interests in accordance with the directions given from time to time by the Board of Directors.
Michael David Agostini	Mr Agostini declined to make a recommendation about Resolution 2 as he has a material personal interest in the outcome of that particular resolution as it relates to the proposed issue of 'B' Options to him individually.

Any other information that is reasonably required by members to make a decision and that is known to the Company or any of its officers.

(a) If approved, the resolutions will have the effect of giving authority to the Directors to issue 1,000,000 'A' Options to Mr Lange, and 200,000 'B' Options to Mr Agostini (or their nominees).

(b) The Company's advisers have valued the 'A' and 'B' Options using the Binomial Option Valuation methodology. The value of an option calculated under this method is a function of a number of variables. Their assessment of the value of the 'A' and 'B' Options has been prepared using the following variables:

- the price of the underlying Share is 56.5 cents, which was the closing price on 6 March 2006, being the day the valuation was conducted;
- the exercise price is, in the case of the 'A' Options, $0.53, and in the case of the 'B' Options, $0.57;
- the option term is, in the case of the 'A' Options, until 28 February 2016, and in the case of the 'B' Options, until 28 February 2011;
- a range of volatility factors of between 100% and 200% based upon the Company's Share price trading history; and
- a risk free interest rate of 5.255% (5 year bond rate) for the 'B' Options and 5.290% (10 year Bond Rate) for the 'A' Options.

Based on the above assumptions, the theoretical values of one 'A' Option and one 'B' Option lie in the following range:

	100% volatility	*150% volatility*	*200% volatility*
'A' Options	51.23 cents	55.16 cents	56.25 cents
'B' Options	42.09 cents	50.55 cents	54.37 cents

Any change in the variables applied under the Binomial Option Valuation methodology between the date of the valuation and the date the 'A' and 'B' Options are issued would have an impact on their value.

(c) The Directors' base salaries and fees per annum, and the total benefit to be received by them in the current financial year ending 30 June 2006 as a result of the issue of options the subject of Resolutions 1 and 2, are as follows:

Director	Base salary p. a.	Superannuation p.a.	Other Allowances p.a.	Value of options *	Total Financial Benefit
Mr Lange	$300,000.00	$27,000	$30,000	$551,600	$908,600
Mr Agostini	$35,000.00	$3,150	-	$101,100	$139,250

* *The valuations shown have been calculated using a 150% volatility factor.*

(d) If the 'A' and 'B' Options are issued to Mr Lange and Mr Agostini and subsequently exercised, the effect would be to dilute the shareholdings of the existing shareholders by approximately 3.53% (based on the number of Shares on issue at the date of this Notice of Meeting, being 34,030,501 Shares).

(e) As at the date of this Notice of Meeting, the Directors have the following interests in securities of the Company:

Director	Shares	Options
Christian Lange	4,000	Nil
Michael David Agostini	Nil	Nil

(f) The market price of the Shares during the term of the options will normally determine whether or not an optionholder exercises the options. If, in the event 'A' and 'B' Options are exercised and Shares are issued pursuant to the exercise of those options, and Shares are trading on ASX at a price which is higher than the exercise price of the options, there may be a perceived cost to the Company.

(g) The 'A' and 'B' Options will *not* be quoted on ASX.

(h) The following table gives details of the highest, lowest and latest price of the Company's Shares trading on the ASX over the past 12 months ending on 23 March 2006:

Highest Price	Date of Highest Price	Lowest Price	Date of Lowest Price	Latest Price on 23 March 2006
$1.34	27 April 2005	$0.39	21 December 2005	$0.525

(i) The 'A' and 'B' Options are capable of being converted to Shares by payment of the exercise price.

(j) Under the Company's current circumstances, the Directors not having an interest in the resolutions consider that the incentives to Mr Lange and Mr Agostini represented by the 'A' and 'B' Options would be a cost-effective and efficient incentive for the Company to provide, as opposed to alternative forms of incentives.

(k) The Directors not having an interest in the resolutions do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the 'A' and 'B' Options to Mr Lange and Mr Agostini pursuant to Resolutions 1 and 2.

(l) Neither the Directors nor the Company are aware of any other information that would be reasonably required by shareholders to make a decision in relation to the financial benefits contemplated by Resolutions 1 and 2.

LISTING RULE 10.11

Listing Rule 10.11 requires shareholder approval for the issue of securities to a related party of the Company. As Mr Lange and Mr Agostini are related parties of the Company, shareholder approval under Listing Rule 10.11 is sought for the issue of 'A' and 'B' Options to them.

The following information is provided to shareholders for the purposes of Listing Rule 10.13:

1. the maximum number of 'A' Options to be issued under Resolution 1 is 1,000,000;
2. the maximum number of 'B' Options to be issued under Resolution 2 is 200,000;
3. the options will be issued within one month of the date of the meeting (or such later date as permitted by any ASX waiver or modification of the Listing Rules) and it is anticipated that allotment will occur on one date;
4. the options will be issued as incentive options hence will attract no issue price;
5. the allottees are Mr Lange and Mr Agostini or their nominated parties;
6. the terms and conditions of the 'A' Options are set out in Annexure A to this Explanatory Statement and the terms and conditions of the 'B' Options are set out in Annexure B to this Explanatory Statement; and
7. no funds will be raised from the issue of the 'A' and 'B' Options.

If approval is given for the issue of options to Mr Lange and Mr Agostini under Listing Rule 10.11, approval is not required under Listing Rule 7.1. Shareholders should note that the issue of options to Mr Lange and Mr Agostini will not be included in the 15% calculation for the purposes of Listing Rule 7.1.

GLOSSARY

ASX means Australian Stock Exchange Limited.

Company or **Neptune** means Neptune Marine Services Limited (ACN 105 665 843).

Corporations Act means Corporations Act 2001 (Cth).

Directors means the Directors of the Company.

Listing Rules means the Listing Rules of ASX.

Notice of Meeting means the notice of meeting which accompanies this Explanatory Statement.

'A' Option means an option to acquire one Share exercisable at $0.53 each, on or before 28 February 2016, on the terms and conditions set out in Annexure A to this Explanatory Statement.

'B' Option means an option to acquire one Share exercisable at $0.57 each, on or before 28 February 2011, on the terms and conditions set out in Annexure B to this Explanatory Statement.

Share means a fully paid ordinary share in the capital of the Company.

ANNEXURE B

TERMS AND CONDITIONS OF OPTIONS

1. Each Option shall entitle the holder the right to subscribe (in cash) for one (1) Share in the capital of the Company.

2. The Options will expire at 5.00pm WST on 28 February 2011. Subject to Clause 6 hereof, Options may be exercised at any time prior to the expiry date and Options not so exercised shall automatically expire on the expiry date.

3. Each Share allotted as a result of the exercise of any Option will, subject to the Constitution of the Company, rank in all respects pari passu with the existing Shares in the capital of the Company on issue at the date of allotment.

4. A registered owner of an Option ("Option Holder") will not be entitled to attend or vote at any meeting of the members of the Company unless they are, in addition to being an Option Holder, a member of the Company.

5. Subject to any restrictions on the transfer of Options that may be imposed by the ASX in circumstances where the Company is listed on the ASX, Options are transferable at any time prior to the expiry date.

6. Method of Exercise of Options

   (a) The Company will provide to each Option Holder a notice that is to be completed when exercising the Options ("Notice of Exercise of Options"). Options may be exercised by the Option Holder completing the Notice of Exercise of Options and forwarding the same to the Secretary of the Company to be received prior to the expiry date. The Notice of Exercise of Options must state the number of Options exercised and the consequent number of ordinary shares in the capital of the Company to be allotted, which number of Options must be a multiple of 10,000 if only part of the Option Holder's total Options are exercised, or if the total number of Options held by an Option Holder is less than 10,000, then the total of all Options held by that Option Holder must be exercised.

   (b) The Notice of Exercise of Options by an Option Holder must be accompanied by payment in full for the relevant number of Shares being subscribed, being an amount of 57 cents ($0.57) per Share.

   (c) Subject to Clause 6(a) above hereof, the exercise of less than all of an Option Holder's Options will not prevent the Option Holder from exercising the whole or any part of the balance of the Option Holder's entitlement under the Option Holder's remaining Options.

   (d) Within 14 days from the date the Option Holder properly exercises options held by the Option Holder, the Company shall issue and allot to the Option Holder that number of Shares in the capital of the Company so subscribed for by the Option Holder.

   (e) If the Company is listed on ASX, the Company will within three (3) business days from the date of issue and allotment of Shares pursuant to the exercise of an Option, apply to ASX for, and use its best endeavours to obtain, Official Quotation of all such Shares, in accordance with the Corporations Act and the Listing Rules of ASX.

   (f) The Company will generally comply with the requirements of the Listing Rules in relation to the timetables imposed when quoted Options are due to expire. Where there shall be any inconsistency between the timetables outlined herein regarding the expiry of the Options and the timetable outlined in the Listing Rules of ASX, the timetable outlined in the Listing Rules shall apply.

7. In the event of a reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company, all rights of the Option Holder will be changed to the extent necessary to comply with the Listing Rules applying to the reconstruction of capital, at the time of the reconstruction.

8. There are no participating rights or entitlements inherent in the Options to participate in any new issues of capital which may be made or offered by the Company to its shareholders from time to time prior to the expiry date unless and until the Options are exercised. The Company will ensure that during the exercise period, the record date for the purposes of determining entitlements to any new such issue, will be at least 7 business days after such new issues are announced (or such other date if required under the Listing Rules of ASX) in order to afford the Option Holder an opportunity to exercise the Options held by the Option Holder.

9. There are no rights to change the exercise price or the number of underlying Shares.

PROXY FORM

....

(Name of member/s)

of ....

(Address of member/s)

Appointment of Proxy

I/We being a member/s of Neptune Marine Services Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X')

☐ If you are appointing **someone other than** the Chairman of the Meeting, write here the name of the company or person you are appointing

or, failing a company or person named, or if no company or person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if not directions have been given, as the proxy sees fit) at the General Meeting of Neptune Marine Services Limited to be held at Level 19, 140 St George's Terrace, Perth, Western Australia on Wednesday, 26 April 2006 commencing at 2:30 pm and at any adjournment of that meeting.

Voting directions to your proxy – please mark ☒ to indicate your directions

		FOR	AGAINST	ABSTAIN*
1.	Issue of Options to Mr Christian Lange	☐	☐	☐
2.	Issue of Options to Mr Michael David Agostini	☐	☐	☐

If you do not wish to direct your proxy how to vote, please place a mark in this box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of the interest. The Chairman will vote in favour of all of the resolutions if no directions are given.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/ Sole Director and Sole Company Secretary	Director	Director/ Company Secretary

Contact Name	Contact Daytime Telephone	Date

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy **AND** ☐ % **OR** ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

HOW TO COMPLETE THE PROXY FORM

1. Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the company or person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that company or person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the Company.

If you have appointed a company as your proxy and a representative of that company wishes to attend the meeting, the representative will be required to provide the Company with the appropriate written documentation evidencing that the person is a representative of the proxy. Should you require it, the Company will provide you with a corporate representative form free of charge. Please contact the Company Secretary if you require a corporate representative form.

2. Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

3. Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
(c) return both forms together in the same envelope.

4. Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address given below no later than 48 hours before the commencement of the meeting at 2:30 pm on Wednesday, 26 April 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting or facsimile to Neptune Marine Services Limited:-

PO Box 8210
Subiaco East WA 6008

Fax: (61-8) 9382 1322

NEPTUNE
MARINE

30 March 2006

Companies Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2000

Dear Sir,

RELEASE FROM ESCROW

The Company advises that the following securities are due to be released from escrow:

ASX Restriction Expiry Date	Number of Shares	Number of Options
15 April 2006	13,000,000	17,650,000

The Company will apply to ASX for quotation of the securities under separate cover.

Yours sincerely,

Kim Hogg
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Options.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**50,000.**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Options exercisable at $0.57 each on or before 28 February 2011.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No.** **Options over unissued shares may only be exercised in accordance with their terms and conditions. Upon conversion of the options to shares, the shares will rank equally with existing shares.**
5	Issue price or consideration	**Nil.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The options have been issued to an employee of the Company under the terms and conditions of the Neptune Marine Services Limited Incentive Option Scheme.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 February 2006.**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**21,030,501**	**Ordinary fully paid shares.**
		6,359,875	**Options exerciseable at 20 cents each on or before 31 December 2010.**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,000,000**	**Ordinary Shares.**
		17,650,000	**Options exercisable at 20 cents each on or before 31 December 2010.**
		1,300,000	**Unlisted options.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Not Applicable**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Questions 34 to 42 - Not Applicable

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of [illegible] Corporations Act does not apply to any applications received by us in rel[illegible] to any +securities to be quoted and that no-one has any right to return a[illegible]curities to be quoted under sections 737, 738 or 1016F of the Corpor[illegible] Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant th[illegible]n has the right to return the +securities to be quoted under secti[illegible]f the Corporations Act at the time that we request that the +securi[illegible].

3 We will indemnify ASX to the fullest extent [illegible] in respect of any claim, action or expense arising from or connected [illegible]f the warranties in this agreement.

4 We give ASX the information and documen[illegible]orm. If any information or document not available now, will [illegible]otation of the +securities begins. We acknowledge that AS[illegible]n and documents. We warrant that they are (will be) tru[illegible]

Sign here: .... Date: 3 Ma[illegible]
(Company secretary)

Print name: **Kim Hogg**

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